[Translation]

                                                                January 28, 2009

To Whom It May Concern:
                               Company Name:  Hino Motors, Ltd.
                               Name and Title of Representative:
                                Yoshio Shirai, President
                               (Code Number: 7205 The first sections of the
                                   Tokyo Stock Exchange and the Nagoya Stock
                                   Exchange)
                               Name and Title of Contact Person:
                                  Toshihisa Sakaki, General Manager,
                                   Corporate Communications Dept., Corporate
                                   Planning Division
                               Telephone Number: 03-5419-9320

                               (The Parent Company of Hino Motors, Ltd.)
                               Company Name:  Toyota Motor Corporation
                               Name and Title of Representative:
                                            Katsuaki Watanabe, President
                               (Code Number: 7203 Securities exchanges
                                   throughout Japan)


            Notice Concerning Amendments to the Forecasts for FY2009


Based on our recent business results, we, Hino Motors, Ltd. ("Hino"), hereby announce the following amendments to the forecasts of consolidated and unconsolidated financial results for FY2009 (April 1, 2008 through March 31,
2009), previously announced on December 24, 2008, as follows:

1. Amendments to the forecasts of consolidated financial results for FY2009 (April 1, 2008 through March 31, 2009)

                                                                                                               (Amount: million yen)
------------------------------------ ------------------ ----------------- ------------------- ------------------- ------------------
                                                                                                                       Net income
                                            Net             Operating          Ordinary              Net               per share
                                         revenues            income             income              income              (yen)
------------------------------------ ------------------ ----------------- ------------------- ------------------- ------------------
Previous forecasts (A)                     1,100,000         -13,000             -23,000             -20,000             -34.86
------------------------------------ ------------------ ----------------- ------------------- ------------------- ------------------
New forecasts (B)                          1,100,000         -13,000             -23,000             -33,000             -57.65
------------------------------------ ------------------ ----------------- ------------------- ------------------- ------------------
Amount changed
(B - A)                                            -               -                   -             -13,000                  -
------------------------------------ ------------------ ----------------- ------------------- ------------------- ------------------
% of change                                        -               -                   -                   -                  -
------------------------------------ ------------------ ----------------- ------------------- ------------------- ------------------
(Reference)
Actual results for FY2008                  1,368,633          45,889              41,035              22,178              38.65
------------------------------------ ------------------ ----------------- ------------------- ------------------- ------------------

2. Amendments to the forecasts of unconsolidated financial results for FY2009 (April 1, 2008 through March 31, 2009)

                                                                                                               (Amount: million yen)
------------------------------------- ------------------ ---------------- -------------------- ------------------ ------------------
                                                                                                                      Net income
                                            Net             Operating          Ordinary               Net             per share
                                         revenues            income             income              income              (yen)
------------------------------------- ------------------ ---------------- -------------------- ------------------ ------------------
Previous forecasts (A)                       800,000         -21,000             -22,000             -16,000             -27.88
------------------------------------- ------------------ ---------------- -------------------- ------------------ ------------------
New forecasts (B)                            800,000         -21,000             -22,000             -29,000             -50.64
------------------------------------- ------------------ ---------------- -------------------- ------------------ ------------------
Amount changed
(B - A)                                            -               -                   -             -13,000                  -
------------------------------------- ------------------ ---------------- -------------------- ------------------ ------------------
% of change                                        -               -                   -                   -                  -
------------------------------------- ------------------ ---------------- -------------------- ------------------ ------------------
(Reference)
Actual results for FY2008                  1,034,155          29,267              28,759               4,467               7.78
------------------------------------- ------------------ ---------------- -------------------- ------------------ ------------------

3.   Reasons for the Amendments

As a result of careful assessment of the realizability of deferred tax assets for losses incurred in FY2009, we have decided not to recognize such deferred tax assets. Accordingly, the forecasts of consolidated and unconsolidated net income for FY2009 decreased from the previously announced forecasts.

     (Note) The prospective figures for the financial results stated above are based upon information that is currently in Hino's possession and upon certain premises that Hino deems reasonable. Hino's actual future performance or other similar results could differ materially from those discussed above, due to various factors.